SCHEDULE “A”

TERYL RESOURCES CORP. (the “Company”)

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102,
PART 4.11 ENTITLED “CHANGE OF AUDITOR”

June Fitzmartyn, (the “Former Auditor”), of #300 –1770 West 7th Avenue, Vancouver, B.C. V6J 4Y6, resigned as the Company’s auditor effective October 20, 2003, (the “Resignation”). The Former Auditor resigned due to new requirements from the Canadian Public Accountability Board.

Pursuant to Subsection 204(4) of the Business Corporations Act (British Columbia, the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Morgan and Company (the “Successor Auditor”), auditor in place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor’s reports in connection with:

(a)	the audits of the two most recently completed fiscal years; and
(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There were no reportable events including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, between the Company and the Former Auditor or the Successor Auditor.

The resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Richmond, B.C. as of this 24th day of September, 2004.

TERYL RESOURCES CORP.

Per:

“John Robertson”	“Jennifer Lorette”
Signature	Signature

John Robertson	Jennifer Lorette
Name	Name

President and Director	Director
Title	Title